

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
875 Third Avenue, 26th Floor
New York, NY 10022

  Re: RREEF Property Trust, Inc.
    10-K for the fiscal year ended December 31, 2024
    File No. 000-55598

Dear Eric M. Russell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction